

Mail Stop 3030

August 12, 2015

Via E-mail
Adam Elsesser
Chairman, Chief Executive Officer and President
Penumbra, Inc.
One Penumbra Place
1351 Harbor Bay Parkway
Alameda, California 94502

      Re: Penumbra, Inc.
            Amendment No. 2 to Draft Registration Statement on Form S-1
            Submitted July 29, 2015
            CIK No. 0001321732

Dear Mr. Elsesser:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   We note your response to prior comment 1 that you are not aware of any study stating, and you have no basis to believe, that your products are less cost effective than alternatives. Please tell us how that response reflects the first table in the ADAPT FAST study and the last page of the PRISM study results.

We are subject to periodic inspections by the FDA…page 24

2.   If you have received a notice of inspectional observations or deficiencies, please revise the last sentence of this risk factor caption to clarify. Also, if the FDA could take action without a subsequent inspection, please revise the third sentence of the last paragraph of

this risk factor to remove any implication that such action is contingent on a subsequent investigation.

Management's Discussion and Analysis fo Financial Condition and Results of Operations, page 47

3.   We will continue to evaluate your responses to prior comment 2 and 3 when you provide the disclosure mentioned in those responses.

Business, page 63

4.   We note your response to prior comment 6. Please revise your prospectus disclosure to make clear the significance and limitations of "initial" PRISM study results. Likewise, please ensure that any limitations on the other studies that you disclose are clear so that investors have sufficient information to evaluate the significance of the data presented; for example, if your table on page 76 compares data that is statistically significant with data whose statistical significance was not assessed, ensure that the relevance of that distinction in clear from your disclosure.

5.   We note your response to prior comment 6 that you are not aware of any study that reveals any negative results or limitations of your products or results from competitive products that are similar to or better than the results of your products disclosed in your prospectus. Please tell us how that response reflects the "traditional Penumbra System" results from the ADAPT FAST study.

Sales and Marketing, page 85

6.   From your response to prior comment 7, it appears that the Indigo system has not been cleared for sale in any of your major markets. If so, please tell us where the launch of that product mentioned on page 50 occurred.

7.   Please clarify your disclosure that your Coil 400 is used for peripheral embolization in Japan. Do you mean that the product is being used in a manner that has not been approved?

Underwriting, page 122

8.   We note your response to prior comment 8. Although your prospectus need not specifically identify Perella Weinberg as an underwriter in this instance, your prospectus should not affirmatively disclaim underwriter status. Please revise your disclosure accordingly. Also, please more fully describe in your prospectus the services provided or to be provided by Perella Weinberg. File the related agreement as an exhibit to your

registration statement, and tell us about any other relationships Perella Weinberg has or had with the registrant.

You may contact Tara Harkins at 202-551-3639 or Jay Webb, Senior Accountant at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Alan F. Denenberg